

03029018

SUPPL

03 AUG -1 7:21

**Nuinsco**
RESOURCES LIMITED

For Immediate Release: Tuesday, July 15, 2003

NUINSCO RESUMES EXPLORATION AT PRAIRIE LAKE

Toronto, July 15 – Nuinsco Resources Limited (TSX: NWI) today reported it has commenced 2003 exploration at its Prairie Lake carbonatite property located near Marathon, Ontario. The search will focus on discovery of tantalum mineralization. The objective of the current exploration program is to better define the geology of the complex and identify areas of elevated tantalum and niobium and areas of extensive carbonate-apatite phosphorus mineralization.

Tantalum, a very rare and valuable strategic metal used in cell phones, aerospace industries and other high tech electronics, is widely distributed in all rock types at surface. The Company's 2002 program showed ubiquitous anomalous tantalum values, ranging from 9 parts per million (p.p.m.) to 314 p.p.m., within this large pipe-like intrusive complex, suggesting follow-up work may locate open-pitable ore concentrations. Check assays by neutron activation were performed by ACTLabs of Ancaster, Ontario, producing the highest tantalum value of 406 p.p.m., and confirming overall, moderately higher tantalum values. By way of background, according to published reports the "high-grade" Wodgina tantalum mine in Western Australia averages approximately 350 p.p.m.

With long-term tantalum in high demand and tighter supply worldwide, Nuinsco's carbonatite consultants are highly encouraged by preliminary results at Prairie Lake that suggest the carbonatite could be enriched in tantalum. Tantalite is quoted at US$40 per lb. Additional credits may be available for niobium, uranium and one or more industrial mineral by-products.

Nuinsco's exploration work was inspired by research studies conducted at Carleton University, Ottawa. Results of the Carleton studies proved to be quite remarkable. Individual pyrochlore mineral specimens from the southwest quadrant of the complex carried 8% to 14% $Ta_2O_5$ (by weight), values much higher than expected from this geological feature. Atomic ratios for Ta/Nb of the best Carleton samples were 0.204 and 0.184. (Fuller details were reported in 2002 press releases that may be viewed on our web site.)

Nuinsco is an exploration company with other projects in Thompson, Manitoba, northwestern Ontario and northwestern Quebec. Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. U.S.S.E.C. exemption: 12g3-2(b)#82-1846.



**FOR FURTHER INFORMATION PLEASE CONTACT:**

Nuinsco Resources - W. Warren Holmes, President (416) 626-0470 admin@nuinsco.ca
H. Douglas Hume, Chairman
CHF Inc., Investor Relations - Olav Svela/Cathy Hume (416) 878-1079 olav@chfir.com
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